EXHIBIT 97

EVI INDUSTRIES, INC.

POLICY FOR THE

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

A.	OVERVIEW

In accordance with Section 811 of the NYSE American Company Guide (and any successor or replacement section or rules of the NYSE American, or any comparable rules or regulations of any other national securities exchange or association on which the Company’s Class A Common Stock or Class B Common Stock (or any other securities of the Company) may be listed from time to time) (the “Exchange Rules”) and Rule 10D-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Board of Directors (the “Board”) of EVI Industries, Inc., a Delaware corporation (the “Company”), has adopted this Policy (this “Policy”) to provide for the recovery of erroneously awarded Incentive-based Compensation from Executive Officers in accordance with the terms hereof. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in Section C below.

B.	EFFECTIVE DATE; APPLICABILITY

The Company shall comply with this Policy for all Incentive-based Compensation Received by Executive Officers on or after October 2, 2023 (the “Effective Date”). This Policy applies to all Incentive-based Compensation Received by a person: (i) after beginning service as an Executive Officer; (ii) who served as an Executive Officer at any time during the performance period for the applicable Incentive-based Compensation; (iii) while the Company has a class of securities listed on a national securities exchange or a national securities association; and during the three completed fiscal years immediately preceding the date that the Company is required to prepare an Accounting Restatement and, if applicable, any transition period within or immediately following those three completed fiscal years that results from a change in the Company fiscal year (provided, however, that a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to twelve months would be deemed a completed fiscal year). For these purposes, the date that the Company is required to prepare an Accounting Restatement is the earlier to occur of: (a) the date that the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, and (b) the date that a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.

This Policy shall be binding and enforceable against all Executive Officers and, to the extent required by applicable law, rule or regulation, their beneficiaries, heirs, executors, administrators and other legal representatives.

For the avoidance of doubt, the Company’s obligation to recover Erroneously Awarded Compensation is not dependent on if or when restated financial statements are filed.

C.	CERTAIN DEFINED TERMS USED HEREIN

For purposes of this Policy, the following capitalized terms shall have the meanings set forth below.

(1)       “Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws,

including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

(2)        “Erroneously Awarded Compensation” means, with respect to each Executive Officer in connection with an Accounting Restatement, the excess of the amount of Incentive-based Compensation subject to this Policy Received by such Executive Officer over the amount of Incentive-based Compensation that otherwise would have been Received by such Executive Officer had the Incentive-based Compensation been determined based on the restated amounts, computed without regard to any taxes paid. For Incentive-based Compensation based on the Company's stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement: (i) the amount of Erroneously Awarded Compensation shall be determined by the Committee (as defined below) based on a reasonable estimate of the effect of the Accounting Restatement on the Company’s stock price or total shareholder return upon which the Incentive-based Compensation was Received; and (ii) the Company shall maintain documentation of the determination of such estimate and provide the relevant documentation as required to the NYSE American (and/or other applicable national securities exchange or association).

(3)       “Executive Officer” means the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policymaking functions for the Company. Executive officers of the Company’s parent(s), if any, or subsidiaries are deemed executive officers of the Company if they perform such policy making functions for the Company. For the avoidance of doubt, the inclusion of a person as an Executive Officer for purposes of this policy shall not, in and of itself, result in such person being deemed an executive officer of the Company for any other law, including securities law, rule, policy or purpose.

(4)       “Financial Reporting Measures” means (i) measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, (ii) all other measures that are derived wholly or in part from such measures, (iii) stock price and (iv) total shareholder return. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the SEC.

(5)       “Incentive-based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

(6)        “Received” means, with respect to any Incentive-based Compensation, actual or “deemed” receipt. For these purposes, Incentive-based Compensation shall be deemed Received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-based Compensation award is attained, even if the payment or grant of the Incentive-based Compensation to the Executive Officer occurs after the end of that period.

D.	RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

(1)       In the event of an Accounting Restatement, the Company will reasonably promptly recover the Erroneously Awarded Compensation Received as follows:

(i)	Subject to Section D(2) below, after an Accounting Restatement, the Compensation Committee (if composed entirely of independent directors, or in the absence of such a committee, a majority of independent directors serving on the Board) (the “Committee”), with the assistance of such advisors and other persons as it may deem necessary or advisable, shall determine the amount of any Erroneously Awarded Compensation Received by each Executive Officer and shall promptly provide each applicable Executive Officer with a written notice setting forth (a) the amount of any Erroneously Awarded Compensation and a calculation thereof and (b) a statement requiring that the Executive Officer repay such amount to the Company in cash (unless an alternative means for satisfying the payment is permitted by applicable law, rule or regulation and mutually agreed to by the Committee and the Executive Officer) by the due date specified in such written notice (which shall be no less than ten and no more than 30 days after the date of the written notice (unless an earlier or later due date is permitted by applicable law, rule or regulation and mutually agreed to by the Committee and the Executive Officer).

(ii)	To the extent that the Executive Officer has already reimbursed the Company for any Erroneously Awarded Compensation Received under any duplicative recovery obligations established by the Company or applicable law, rule or regulation, any such reimbursed amount may be credited to the amount of Erroneously Awarded Compensation that is subject to recovery under this Policy.

(iii)	To the extent that an Executive Officer fails to repay all Erroneously Awarded Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Executive Officer. The applicable Executive Officer shall be required to reimburse the Company for any and all reasonable expenses (including legal fees) incurred by the Company in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.

(2)       Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated by Section B(1) above if the Committee determines that (a) recovery would be impracticable and (b) any of the following two conditions are met:

(i)	The direct expenses paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before making this determination, the Company must make a reasonable attempt to recover the Erroneously Awarded Compensation, document such attempt(s) and provide such documentation to the NYSE American (and/or other applicable national securities exchange or association); or

(ii)	Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.

E.	DISCLOSURE REQUIREMENTS

The Company shall file all disclosures with respect to this Policy in accordance with the requirements of U.S. securities laws, including the disclosure required in or by applicable SEC filings.

F.	PROHIBITION ON INDEMNIFICATION; NO CONTRARY AGREEMENTS

The Company is prohibited from indemnifying any Executive Officer or former Executive Officer against the loss of Erroneously Awarded Compensation.

The Company shall not enter into any agreement that exempts any Incentive-based Compensation that is granted, paid or awarded to an Executive Officer from the application of this Policy or that waives the Company’s right to recovery of any Erroneously Awarded Compensation, and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date). Any employment agreement, equity award agreement, compensatory plan or any other agreement or arrangement with an Executive Officer (whether entered into before, on or after the Effective Date) shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Executive Officer to abide by the terms of this Policy.

G.	ADMINISTRATION AND INTERPRETATION

This Policy shall be administered by the Committee, and any determinations made by the Committee shall be final and binding. The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy and for the Company’s compliance with the Exchange Rules, Rule 10D-1 and any other applicable law, rule or regulation.

H.	AMENDMENT

The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary.

I.	OTHER RECOVERY RIGHTS

Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law, rule or regulation, or pursuant to the terms of any policy of the Company or any provision in any employment agreement, equity award agreement, compensatory plan, or other agreement or arrangement.

[ Attestation and Acknowledgement of Executive Officers Follows ]

ATTESTATION AND ACKNOWLEDGEMENT OF

EVI INDUSTRIES, INC.

POLICY FOR THE RECOVERY

OF ERRONEOUSLY AWARDED COMPENSATION

By my signature below, (i) I acknowledge and agree that I have received, read and understand the attached Policy for the Recovery of Erroneously Awarded Compensation (the “Policy”) of EVI Industries, Inc. (the “Company”) and (ii) I hereby agree to abide by all of the terms of the Policy both during and after my employment with the Company in accordance with the terms of the Policy, including, without limitation, by promptly repaying or returning to the Company any Erroneously Awarded Compensation (as defined in the Policy) determined in accordance with the terms of the Policy.

Signature:

Printed Name:

Date:

5